77E(b) - On August 30, 2005, the commissioner of
 the West Virginia Securities Division entered a Sumary
Cease and Desist Order and Notice of Right to Hearing with
respect to JPMorgan Investment Adviosrs Inc. and JPMorgan
Chase & Co.  In June 2007 the matter was settled and in
September 2007 the West Virigina Order was vacated.